November 16, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 31, 2018, the Registrant, on behalf of its series, Pinnacle TrendRating Innovative Equity Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 15, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Fees and Expenses

Comment 1: Please provide the completed fee table and expense example prior to submitting its Rule 485(b) filing.

Response: The Registrant will complete the fee table and expense example in its Rule 485(b) filing as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None	None
Redemption Fee (as a % of amount redeemed if held less than 60 days)	1.00%	1.00%	1.00%

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4816-1783-0264.3

Mr. Alberto Zapata

November 16, 2018

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.91%	0.91%	0.91%
Total Annual Fund Operating Expenses	1.91%	2.66%	1.66%
Fee Waiver(2)	(0.67)%	(0.67)%	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver	1.24%	1.99%	0.99%

(1)	The Fund’s adviser, Pinnacle Family Advisors, LLC (the “Adviser”), has contractually agreed to waive management fees and to make payments to limit Fund expenses, until the later of January 31, 2020, or one year from the Fund’s effective date, so that the total annual operating expenses (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short), (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) of the Fund do not exceed 1.24%, 1.99% and 0.99% of average daily net assets attributable to Class A, Class C and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the fees have been waived or reimbursed if such recoupment can be achieved, within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower. This agreement may be terminated only by the Board of Trustees, on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflect the expense caps through the first year only.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$694	$1,079
C	$202	$763
I	$101	$458

Comment 2: Please explain why the fee table includes a line item for “Acquired Fund Fees and Expenses” when the Fund will be investing solely in stocks.

Response: The Registrant has deleted the reference to Acquired Fund Fees and Expenses in the fee table.

Mr. Alberto Zapata

November 16, 2018

Comment 3: Please discuss why the cost of investing in commodity pools is included in the Fund’s Acquired Fund Fees and Expenses when investing in underlying funds is not a principal investment strategy.

Response: The Registrant refers to its response to Comment 2.

Comment 4: In footnote 2 to the fee table, please confirm that the fee waiver will be in effect for at least one year from the Fund’s effective date.

Response: The Registrant has amended the first sentence of the footnote to the fee table to state as follows:

The Fund’s adviser, Pinnacle Family Advisors, LLC (the “Adviser”), has contractually agreed to waive management fees and to make payments to limit Fund expenses, until the later of January 31, 2020, or one year from the Fund’s effective date, so that . . .

Comment 5: In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflect the expense caps through the first year only.

Principal Investment Strategies

Comment 6: Please explain how the Fund intends to invest the 20% of its assets not invested in equity securities. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Mr. Alberto Zapata

November 16, 2018

Response: The Registrant further confirms that the Fund will not engage in derivative transactions as part of its principal strategies. The Registrant has added the following sentences to the end of the paragraph under the heading “Principal Investment Strategies”:

The Fund intends to be fully invested in 25 common stocks chosen through TrendRating’s proprietary system. If there are not enough stocks with an SMS, the Fund may hold some of its assets in cash.

Comment 7: The Registrant states that “The Adviser ranks each stock using the TrendRating Smart Momentum score . . .” Please provide more detail regarding the scoring process. What metrics does the score address? Please lay out all the factors that go into the model’s scoring process.

Response: The Registrant has revised the paragraph under “Principal Investment Strategies” as follows:

The Adviser ranks each stock using the TrendRating Smart Momentum Score (“SMS”), a proprietary system which considers 8 out of over 350 factors that TrendRating’s research has determined to be the most effective in capturing ~~to capture medium to long term price trends ranging from a few months (medium term) to a few quarters (long term).~~

The SMS measures the strength of a trend for a given stock. Each stock is given an SMS between -3.0 and +3,0, where a score of +2.0-3.0 indicates a strong bull trend and a score of +1.0-2.0 indicates the beginning of a bull trend, whereas a score of -1.0-2.0 indicates the inception of a bear trend and a score of -2.0-3.0 indicates a strong bear trend. Based on the scoring, the Fund may be focused in certain sectors. The importance of each factor to the SMS is adjusted on the last trading day of each month based on price patterns and volatility.

Comment 8: Please explain what is meant by the phrase “ranging from a few months to a few quarters” in the third sentence of this section.

Response: The Registrant refers to its response to Comment 7.

Comment 9: Please explain how the Fund intends to invest in the 25 largest market capitalized common stocks and the 25 highest scoring stocks per the TrendRating Smart Momentum Score.

Response: The Registrant’s disclosures state that the Fund “intends to invest in 25 of the 500 largest market capitalized common stocks.” Therefore, only the 500 largest market capitalized

Mr. Alberto Zapata

November 16, 2018

common stocks will be given a TrendRating Smart Momentum Score. Among those 500 stocks, the 25 highest scoring stocks will comprise the Fund’s portfolio.

Comment 10: The Staff notes that the disclosure of the Fund’s strategies needs more details. The Staff requests more robut disclosures discussing the Fund’s asset allocation and geographic breakdown of the Fund’s investments.

Response: The Registrant states that the Fund does not follow specific allocation or geographic limits.

Principal Investment Risks

Comment 11: Please explain how “Model Risk” and “Sector Risk” align with the Fund’s principal investment strategies and add the necessary corresponding disclosures.

Response: The Registrant refers to its response to Comment 7. The Fund’s investment strategy relies on quantitative, systematic analysis. Additionally, the equity securities selected for the Fund may be concentrated in certain sectors.

Additional Information About Principal Investment Strategies and Related Risks

Comment 12: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus, as necessary.

Response: The Registrant has amended its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 6-11 above.

Comment 13: The “Principal Investment Strategies” section on page 4 of the Prospectus requires a more thorough discussion of how the Fund’s portfolio managers make decisions about the Fund’s holdings.

Response: The Registrant has amended its Item 9 disclosures to state as follows:

The Fund intends to invest in 25 of the 500 largest market capitalized common stocks, excluding American Depositary Receipts, in the US. Each month the adviser will rank the aforementioned common stocks using the TrendRating’s Smart Momentum Score (“SMS”) a proprietary system which considers the 8 factors it

Mr. Alberto Zapata

November 16, 2018

has selected from over 350 indicators it has determined to be the most effective in capturing medium to long term price trends ranging from a few months (medium term) to a few quarters (long term).

The SMS measures the strength of a trend for a given stock. Each stock is given an SMS between -3.0 and +3,0, where a score of +2.0-3.0 indicates a strong bull trend and a score of +1.0-2.0 indicates the beginning of a bull trend, whereas a score of -1.0-2.0 indicates the inception of a bear trend and a score of -2.0-3.0 indicates a strong bear trend. Based on the scoring, the Fund may be focused in certain sectors. The importance of each factor to the SMS is adjusted on the last trading day of each month based on price patterns and volatility.

As a general rule the adviser will the select the highest ranking 25 stocks (with a score of +1.0 or higher) for inclusion in the portfolio based upon its SMS and retracement. Retracement is the temporary reversal in the direction of a stock’s price that goes against the prevailing trend. In limited circumstances, the adviser may make an adjustment to a specific security based upon liquidity assessments. Also, in extreme conditions, it is possible there will not be enough stocks in a bull trend to fulfill the portfolio, in which case cash may be held in those positions.

The adviser intends to hold valid positions with their current weighting, up to a maximum of 8% for any one position. Any new holdings will be equally weighted among the percentage available from stocks being removed.

Comment 14: The “Principal Investment Risks” section on pages 4-5 of the Prospectus should match the enhanced strategy discussion on page 4.

Response: The Registrant has reviewed its disclosures under “Principal Investment Risks” and believe they correspond with its principal investment strategy disclosures.

Comment 15: Please reconsider whether the disclosure of “Equity Risk” on page 4 of the Prospectus should include a reference to “underlying funds” when investment in underlying funds is not a principal strategy of the Fund.

Response: The Registrant has deleted its reference to underlying funds in its disclosure of Equity Risk.

Mr. Alberto Zapata

November 16, 2018

Comment 16: Please reconsider whether the reference to “underlying money market funds” is necessary in the paragraph under the heading “Temporary Investments” on page 5 of the Prospectus.

Response: Upon review, the Registrant believes that the fees of the underlying money market funds are an important disclosure that would be relevant to shareholders and intends to leave the disclosure as-is.

Comment 17: In the first paragraph under the heading “Investment Adviser” on page 5 of the Prospectus, please provide the adviser’s approximate assets under management as of a more recent date.

Response: The Registrant has revised its disclosure as follows:

As of September 30 ~~March 31~~, 2018, the Adviser had approximately ~~$285~~ $270 million in assets under management.

Comment 18: In the first paragraph on page 7 of the Prospectus, the third sentence begins with “Because the Fund may invest in underlying ETFs which hold portfolio securities primarily listed on foreign exchanges . . .” Please clarify whether the Fund will invest in underlying ETFs. If so, please discuss more thoroughly. If not, please remove all reference to investments in underlying funds.

Response: The Fund will not invest in ETFs. The Registrant has deleted the references to underlying ETFs.

Comment 19: In the second paragraph on page 7 of the Prospectus, the first sentence begins with “In computing the NAV, the Fund values foreign securities held by the Fund at the latest closing price on the exchange . . .” Please clarify whether the Fund will have significant foreign holdings. If so, please address in the principal strategy section.

Response: The Registrant states that the Fund will not have significant foreign holdings.

Comment 20: Explain “Dealer Reallowance” as used in the table on page 8 of the Prospectus.

Response: The Registrant has added the following disclosure before the table on page 8 of the Prospectus:

Mr. Alberto Zapata

November 16, 2018

A dealer reallowance, in the amounts indicated in the table below, is the portion of the sales load paid by the Distributor to the selling broker-dealer.

Comment 21: On page 9 of the Prospectus immediately following the bullet points, the Registrant states “The Fund does not waive sales charges for the reinvestment of proceeds from the sales of shares of an unaffiliated fund . . .” Please add more disclosure explaining what this sentence means. Is the Fund referring to the sale of fund shares within a retirement or other similar plan?

Response: The Registrant has deleted the sentence referenced in Comment 21.

Statement of Additional Information

Comment 21: On page 24, please add more disclosures surrounding the Fund’s non-fundamental policy not to “invest in securities of other investment companies except as permitted under the 1940 Act.” Please state whether the Fund has any exemptive relief relating to investing in other investment companies under Section 12 of the 1940 Act.

Response: The Fund does not have any exemptive relief orders relating to investing in other investment companies.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser